EXHIBIT 1

BELL CANADA ENTERPRISES

BCE

Q1

2009 first quarter shareholder report

May 6, 2009

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	5
Financial Results Analysis	6
Consolidated Analysis	6
Segmented Analysis	9
Financial and Capital Management	14
Updates to Our Regulatory Environment	16
Assumptions and Risks that Could Affect Our Business and Results	19
Our Accounting Policies	22
Controls and Procedures	24
Non-GAAP Financial Measures	24
Consolidated Financial Statements	27
Notes to Consolidated Financial Statements	31

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE  mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2009 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 MD&A). In preparing this MD&A, we have taken into account information available to us up to May 6, 2009, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2009 and 2008.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategic priorities, financial condition, results of operations and business outlook. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at May 6, 2009. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlook may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the impact that the current economic downturn and credit crisis will have on our business or residential customers’ future purchasing patterns. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a discussion of certain assumptions we have made in preparing forward-looking statements. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2008 MD&A remain substantially unchanged.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or

2  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the high speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS Communications Company (TELUS) to achieve cost efficiencies and reduce deployment risks; the timing and completion of the proposed acquisitions of national electronics retailer The Source by Circuit City (The Source) and of the equity of Virgin Mobile Canada (Virgin) not already owned are subject to closing conditions and other risks and uncertainties; and loss of key executives. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Assumptions and Risks that Could Affect Our Business and Results and Updates to Our Regulatory Environment.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2008 MD&A.

QUARTER IN REVIEW

A large part of our business is exhibiting resiliency through the economic downturn, given the importance of telecommunications to individuals and businesses. Our operating performance in the first quarter of 2009 was underscored by declining local line losses, which now have improved year over year in nine out of the last ten quarters, higher average revenue per household, and increased video, residential high-speed Internet and wireless postpaid subscriber activations. The softening economy, however, has led to more cautious consumer spending and reduced business investment, which impacted the growth of our small and medium-sized business (SMB), Enterprise and Wireless units this quarter. In this context, in the first quarter overall recurring service revenues, EBITDA(A), and Adjusted net earnings(B) per common share were relatively stable year over year.
     Continued progress also was made on our five key strategic imperatives during the quarter, particularly in the areas of customer service and broadband investments. We improved service delivery by meeting more than 95% of our commitments for Same Day Next Day service and reduced our wireless dropped call rate in our key urban areas by 10%. In addition, we reduced our call center volumes by 8% year over year and we began the process of bringing approximately one million calls annually back to Canada from offshore suppliers and offering customers free full installation of our high-speed Internet service. With respect to our investment in broadband networks and services, we continued with the deployment of our HSPA 3G wireless network that is expected to be in place nationally by early 2010 and we expanded our high-speed fibre optic capabilities through our fibre-to-the-node (FTTN) rollout to residential neighbourhoods and to multiple-dwelling units (MDUs) throughout the Québec-Windsor corridor.
     Revenues at Bell decreased 0.5% in the first quarter of 2009, reflecting higher business NAS losses due mainly to a softening of the SMB market in Ontario and Québec, reduced network and data equipment sales due to business customers deferring buying decisions and spending more cautiously, and slower wireless revenue growth. Our video, Internet, Internet Protocol (IP) broadband connectivity and information and communications technology (ICT) services all continued to generate growth in revenues.
     Bell Wireless delivered solid postpaid results this quarter with continuing strong growth in data revenues which increased 36% year over year. Wireless postpaid gross activations in the first quarter of 2009 grew by 6%, reflecting increased demand for high-end data handsets and smartphones, Virgin’s postpaid rate plans, and improved distribution in our sales channels. This, coupled with a lower postpaid churn rate, resulted in a 25% year-over-year increase in postpaid net activations this quarter. These results were achieved despite ongoing aggressive discount brand pricing by our competitors and increased economic pressures, which impacted our average revenue per user (ARPU) through lower voice usage and increased subscriptions to lower-priced monthly rate plans.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures –EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(B) Adjusted net earnings is a non-GAAP financial measure. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q1 2009  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     Bell’s total local line losses in the first quarter of 2009 improved 13% year over year, even with higher business NAS erosion and ongoing competitive losses of residential local lines to the cable operators, due to the effectiveness of our integrated household marketing strategy, continued solid demand for our Bell Home Phone packages, and customer winbacks. This resulted in a notable improvement to our annualized rate of NAS erosion, which declined to 5.3% in the first quarter of 2009 compared with 5.4% in the previous quarter.
     At Bell Internet, residential net activations doubled year over year as a result of improved sales in our direct channels and targeted promotional offers leveraging our integrated household bundling strategy. The total number of high-speed net activations decreased to 6,000 this quarter from 10,000 last year.
     Video revenues grew strongly in the first quarter of 2009, benefitting from a 7% year-over-year increase in ARPU and higher net activations, which included increased customer subscriptions from MDUs.
     Bell’s EBITDA was up 0.3% in the first quarter of 2009, notwithstanding higher pension costs which represented 1.2 percentage points of growth year over year and the negative impact of a lower Canadian dollar on a portion of our operating expenses. Careful management of expenses, including the benefit of cost reductions driven by the implementation of our 100-day plan last year, contributed to overall EBITDA performance and the maintenance of margins. Wireless EBITDA grew 5.9%, reflecting increased revenues, disciplined spending on subscriber acquisitions, and tight control over retention and handset upgrade costs.
     Capital expenditures at Bell increased 5.7%, or $26 million, this quarter, as we continued to invest in our strategic initiatives to deploy an HSPA 3G wireless network and roll out of our high-speed fibre-to-the-node (FTTN) broadband network. This corresponds to a capital intensity ratio of 13.3%.
     Operating revenues for BCE remained relatively unchanged in the first quarter of 2009, decreasing by 0.4% year over year, while EBITDA increased slightly by 0.3%.
     BCE’s cash flow from operating activities was $924 million in the first quarter of 2009, compared with $902 million in the first quarter of 2008. Although free cash flow(C) available to BCE Inc.’s common shareholders decreased to $272 million in the first quarter of 2009 from $304 million in the first quarter of 2008, the result is in line with our plan for the year. The year-over-year decline was attributable to higher capital spending, increased pension contributions at Bell, and higher restructuring costs, offset in part by improvements in working capital.
     Net earnings applicable to common shares for the first quarter of 2009 were $377 million, or $0.48 per common share, compared with $258 million, or $0.32 per common share in the first quarter of 2008. The year-over-year increase was due to lower restructuring and other charges and fewer common shares outstanding due to share repurchases under our normal course issuer bid (NCIB) program. First quarter Adjusted net earnings of $0.57 per common share was unchanged year over year.

Bell Customer Connections

		TOTAL
	Q1 2009	CONNECTIONS
	NET	MARCH 31,
(in thousands)	ACTIVATIONS	2009

Network access services (NAS)	(104)	7,332
Wireless (1)	30	6,527
High-speed Internet	6	2,060
Video	12	1,864

(1) Total wireless net activations and end-of-period subscribers include all of Virgin subscribers.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Completion of NCIB Program

On December 12, 2008, BCE Inc. announced it would return capital to shareholders in the form of a NCIB. The NCIB is now complete, with BCE Inc. having repurchased 40 million common shares at an average price of approximately $24.65 per share, including the 10.3 million common shares BCE Inc. announced on March 30, 2009 that it would purchase pursuant to private agreements with arm’s-length third-party sellers.

Renewal of Credit Facilities

Bell Canada has entered into a new $1.4 billion unsecured credit facility with a syndicate of financial institutions effective May 7, 2009. This new three-year committed credit facility will replace the current BCE Inc. and Bell Canada credit facilities, which mature in August 2009 and are substantially undrawn, other than letters of credit in the amount of $267 million. The new credit facility may be used for general corporate purposes, including the support of Bell Canada’s commercial paper program.

(C) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Acquisitions

Virgin

On May 6, 2009, Bell Canada has entered into an agreement to acquire all of the equity of Virgin not already owned by Bell, which supports Bell’s strategy to accelerate wireless. Virgin was launched in 2004 as a mobile virtual network operator, marketing wireless services using the Virgin Mobile brand and the Bell Wireless network. We believe that full ownership of Virgin will provide us with the ability to fully leverage our wireless distribution capabilities and to compete more effectively. The transaction, which is subject to customary closing conditions, including regulatory approvals, is expected to close in the third quarter of 2009.

The Source

As previously disclosed, our acquisition of substantially all of the assets of national electronics retailer The Source is subject to court approval and other customary conditions of closing. The transaction is on track to close in the third quarter of 2009.

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2009			2008			2007

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,342	4,488	4,450	4,400	4,360	4,518	4,465	4,408
EBITDA	1,757	1,740	1,770	1,743	1,751	1,675	1,794	1,781
Depreciation	(626)	(683)	(619)	(612)	(623)	(617)	(649)	(649)
Amortization of intangible assets	(193)	(187)	(175)	(175)	(195)	(166)	(163)	(155)
Restructuring and other	(109)	(207)	(310)	(71)	(283)	(146)	(78)	(71)

Operating income	829	663	666	885	650	746	904	906
Earnings from continuing operations	411	23	302	415	291	2,412	448	568
Discontinued operations	(5)	(41)	(22)	(23)	(2)	(24)	(8)	132

Net earnings (loss)	406	(18)	280	392	289	2,388	440	700
Net earnings (loss) applicable to common shares	377	(48)	248	361	258	2,354	406	667
Included in net earnings:
Net gains (losses) on investments
Continuing operations	1	(346)	(14)	4	(2)	1,883	7	132
Discontinued operations	–	(26)	(16)	(20)	–	(13)	–	135
Restructuring and other	(70)	(117)	(210)	(48)	(197)	(93)	(43)	(45)

Net earnings (loss) per common share
Continuing operations – basic	0.48	(0.01)	0.34	0.48	0.32	2.96	0.51	0.67
Continuing operations – diluted	0.48	(0.01)	0.33	0.48	0.32	2.95	0.51	0.67
Net earnings – basic	0.48	(0.06)	0.31	0.45	0.32	2.93	0.50	0.83
Net earnings – diluted	0.48	(0.06)	0.30	0.45	0.32	2.92	0.50	0.83
Average number of common shares outstanding – basic (millions)	788.3	806.4	806.0	805.6	805.3	805.2	804.9	803.2

BCE INC.  Q1 2009  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in the first quarter of 2009 compared with the first quarter of 2008. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q1 2009	Q1 2008	% CHANGE

Operating revenues	4,342	4,360	(0.4%)
Cost of revenue, exclusive of depreciation and amortization	(1,097)	(1,059)	(3.6%)
Selling, general and administrative expenses	(1,488)	(1,550)	4.0%

EBITDA	1,757	1,751	0.3%
Depreciation	(626)	(623)	(0.5%)
Amortization of intangible assets	(193)	(195)	1.0%
Restructuring and other	(109)	(283)	61.5%

Operating income	829	650	27.5%
Other income	2	22	(90.9%)
Interest expense	(191)	(198)	3.5%

Pre-tax earnings from continuing operations	640	474	35.0%
Income taxes	(147)	(109)	(34.9%)
Non-controlling interest	(82)	(74)	(10.8%)

Earnings from continuing operations	411	291	41.2%
Discontinued operations	(5)	(2)	n.m .

Net earnings	406	289	40.5%
Dividends on preferred shares	(29)	(31)	6.5%

Net earnings applicable to common shares	377	258	46.1%

Earnings per share (EPS)	0.48	0.32	50.0%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,342 million in the first quarter of 2009, compared with $4,360 million in the first quarter of 2008. Lower revenues at both Bell and Bell Aliant led to the year-over-year decrease in total operating revenues in the first quarter.
     Bell’s revenues remained relatively stable year over year, decreasing by 0.5% to $3,623 million in the first quarter of 2009 from $3,640 million in the first quarter of 2008. This year-over-year decline reflected lower revenues generated by our Bell Wireline segment, offset partly by revenue growth at Bell Wireless.
     Bell Wireline segment revenues in the first three months of 2009 decreased 2.4% compared with the same quarter last year, due primarily to the loss of residential local voice and long distance market share to alternative service providers, a softening of the SMB market in Ontario and Québec which contributed to higher business NAS losses, reduced equipment sales to business customers who are deferring buying decisions and spending more cautiously given the current economic environment, and ongoing competitive pressures in our wholesale business. Growth in revenues from our video, Internet, IP broadband connectivity and ICT services moderated the year-over-year decline in Bell Wireline’s revenues this quarter.
     Bell Wireless recorded first-quarter revenue growth of 3.5%, driven by the combined impact of a larger subscriber base and significantly higher data usage. Although Bell Wireless contributed positively to overall revenues at Bell, wireless service revenues grew more modestly as a direct result of ongoing pricing pressures from our competitors’ discount brands and a weakening Canadian economy that has adversely affected both business and consumer discretionary spending.
     Revenues at Bell Aliant were 3.5% lower in the first quarter of 2009 compared with the same quarter last year, due mainly to the wind-down of the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to continued erosion of its local wireline and long distance businesses. This was partly offset by higher revenues from growth in Internet, wireless and IT product sales.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

Operating expenses at BCE decreased 0.9% in the first three months of 2009 to $2,585 million from $2,609 million in the first quarter of 2008. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue.

6  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     Cost of revenue was $1,097 million in the first quarter of 2009, compared with $1,059 million in the previous year, representing a year-over-year increase of 3.6%. Higher cost of revenue can be attributed mainly to higher product costs due to higher sales and a lower Canadian dollar, higher volumes settled on other carriers’ networks, and higher network costs to support data traffic and more wireless subscribers. These factors were partly offset by lower cost of product sales at Bell Wireline, driven primarily by reduced data equipment sales at our Enterprise, SMB and Bell West units, as well as by the termination of Bell Internet’s PC equipment sales program in Q2 2008.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 4.0% to $1,488 million in the first quarter of 2009 from $1,550 million in the first quarter of 2008. The year-over-year improvement was primarily the result of:

  lower labour costs from a reduced workforce

  lower marketing and sales expenses, due mainly to decreased promotional costs and customer retention spending decreased bad debt expense

  reduced real estate costs

  decreased operating taxes primarily resulting from declining capital tax rates other cost-saving initiatives, including reductions in employee-related discretionary expenses such as travel and entertainment.

These lower costs were partly offset by a number of cost increases, including higher total wireless subscriber acquisition costs, increased warranty and wireless handset repair costs, higher outsourcing costs at Bell TV resulting from increased call centre volumes, and higher net benefit plans cost at Bell.

Operating Income

Operating income for BCE in the first quarter of 2009 increased to $829 million from $650 million in the corresponding quarter last year. Similarly, Bell’s operating income was higher year over year, growing to $649 million in the first quarter of 2009 from $474 million in the first quarter of 2008. In both cases, the year-over-year improvement was due largely to lower restructuring and other charges in the first three months of 2009, compared with the same three-month period in 2008 when charges were recorded for uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds and for costs associated with the proposed privatization of BCE Inc.
     Operating income before restructuring and other(D) for BCE in the first quarter of 2009 was $938 million, or 0.5% higher than the $933 million reported in the same quarter last year, due to increased operating income at Bell Aliant.
     At Bell, operating income before restructuring and other was $748 million in the first three months of 2009, down 1.2% from $757 million in the first quarter of 2008. The year-over-year decrease was mainly the result of lower operating revenues at our Bell Wireline segment and higher net benefit plans cost. Lower operating expenses, as described above, moderated the decline in Bell’s operating income in the first quarter of 2009.
     Higher operating income at Bell Aliant in the first quarter of 2009 also positively contributed to overall operating income at BCE. Bell Aliant’s operating income amounted to $180 million, up slightly from $176 million in the first quarter of 2008. The year-over-year increase was due mainly to lower operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions, offset partly by lower operating revenues.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

EBITDA at BCE increased 0.3% to $1,757 million in the first quarter of 2009 from $1,751 million in the first quarter of 2008. As a result of lower total operating expenses year over year, BCE’s EBITDA margin in the first quarter increased slightly to 40.5% this year from 40.2% in 2008.
     Bell’s EBITDA in the first three months of 2009 totalled $1,426 million, up 0.3% compared with $1,422 million in the same period last year. This corresponds to an EBITDA margin of 39.4%, representing a 0.3 percentage-point improvement over the first quarter of 2008. The year-over-year increase was driven by higher EBITDA at Bell Wireless, offset largely by lower EBITDA at our Bell Wireline segment.
     Bell Wireless’ EBITDA grew 5.9% in the first quarter of 2009, driven primarily by higher revenues, reduced roaming costs, and lower customer retention and handset upgrade costs, which more than offset higher cost of revenue and increased subscriber acquisition costs mainly from a greater number of gross activations.
     EBITDA at our Bell Wireline segment fell 2.0% this quarter, mainly as a result of higher net benefit plans cost in 2009. Excluding the net benefit plans cost, Bell Wireline’s EBITDA was fairly constant, year over year, as the loss of higher-margin legacy voice and data revenues and higher cost of revenue primarily from our Bell TV unit was offset by lower overall labour costs due to a reduced workforce and tight control over selling, general and administrative costs.

(D) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q1 2009  QUARTERLY REPORT  7

Management’s Discussion and Analysis

     Higher net benefit plans cost had an adverse impact on Bell’s EBITDA in the first quarter of 2009. Net benefit plans cost at Bell totalled $64 million in the first quarter of 2009, representing a 39% increase compared with $46 million in the same quarter last year. The year-over-year increase was due primarily to a lower return on plan assets and fully amortized gains from prior periods, offset partly by a higher discount rate and higher amortization of actuarial losses. Net benefit plans cost at Bell Aliant was relatively stable year over year, decreasing to $24 million from $25 million in the first quarter of 2008. Accordingly, net benefit plans cost for BCE increased to $88 million in the first quarter of 2009 from $71 million in the same quarter last year.

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $626 million in the first quarter of 2009 represented an increase of $3 million, or 0.5%, compared to $623 million for the same period last year. The increase was mainly due to a higher asset base partly offset by a $12 million charge as a result of an impairment of certain fixed assets in the first quarter of 2008 and a $7 million charge at Bell Aliant on the finalization of the purchase price allocation in the first quarter of 2008 related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq).

Amortization of Intangible Assets

Amortization of intangible assets of $193 million in the first quarter of 2009 represented a decrease of $2 million, or 1.0%, compared to $195 million for the same period last year. Higher amortization expense in the first quarter of 2009 resulted from an increase in our finite-life intangible asset base offset by an $11 million charge as a result of an impairment of certain intangible assets in the first quarter of 2008 and a $9 million charge at Bell Aliant as the finalization of the purchase price allocation in the first quarter of 2008 related to its privatization of Bell Nordiq resulted in an increase in intangible assets.

Restructuring and Other

We recorded restructuring charges and other of $109 million in the first quarter of 2009. These included:

  charges of $57 million related to voluntary and involuntary workforce reduction initiatives charges of $33 million for relocating employees and closing real estate facilities that are no longer needed charges of $9 million at Bell Aliant related to workforce reduction initiatives other charges of $10 million.

We recorded restructuring charges and other of $283 million in the first quarter of 2008. These included:

  charges of $17 million related to involuntary workforce reduction initiatives a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue charges of $272 million related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband service, employee retention costs and other financial advisory, professional and consulting costs associated with the closing of the Privatization transaction.

Interest Expense

Interest expense of $191 million in the first quarter of 2009 represented a decrease of $7 million, or 3.5%, compared to $198 million for the same period last year as a result of $14 million of capitalized interest on spectrum licences in the first quarter of 2009 and lower interest rates on debt partly offset by higher average debt levels.

Income Taxes

Income taxes of $147 million in the first quarter of 2009 represented an increase of $38 million, or 35%, compared to $109 million for the same period last year mainly as a result of higher taxable earnings in the first quarter of 2009.

Non-Controlling Interest

Non-controlling interest of $82 million in the first quarter of 2009 represented an increase of $8 million, or 10.8%, compared to $74 million for the same period last year. The increase was mainly due to higher net earnings in the first quarter of 2009 at Bell Aliant. Net earnings at Bell Aliant in the first quarter of 2008 were lower as a result of a higher depreciation and amortization expense from the finalization of the purchase price allocation relating to its privatization of Bell Nordiq.

8  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Net Earnings and EPS

Net earnings applicable to common shares for the first quarter of 2009 were $377 million, or $0.48 per common share, which represents an increase of 46% compared with net earnings of $258 million, or $0.32 per common share for the same period last year. The increase is due to a net charge of $70 million for restructuring and other and a gain on investments of $1 million in the first quarter of 2009, compared to a net charge of $197 million for restructuring and other in the first quarter of 2008, mainly related to a charge of $166 million for uneconomic broadband expansion, and a loss on investments of $2 million.
     Excluding the impact of restructuring and other and net gains/losses on investments, Adjusted net earnings decreased by $11 million, to $446 million in the first quarter of 2009. The impacts of higher EBITDA and fewer average outstanding common shares were offset by increased depreciation expense and lower interest income as compared to the first quarter of 2008. Consequently, Adjusted EPS remained flat year-over-year at $0.57 per common share.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q1 2009	Q1 2008	% CHANGE

Bell Wireline	2,592	2,655	(2.4%)
Bell Wireless	1,079	1,043	3.5%
Inter-segment eliminations	(48)	(58)	17.2%

Bell	3,623	3,640	(0.5%)
Bell Aliant	828	858	(3.5%)
Inter-segment eliminations	(109)	(138)	21.0%

Total operating revenues	4,342	4,360	(0.4%)

OPERATING INCOME	Q1 2009	Q1 2008	% CHANGE

Bell Wireline	349	181	92.8%
Bell Wireless	300	293	2.4%

Bell	649	474	36.9%
Bell Aliant	180	176	2.3%

Total operating income	829	650	27.5%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q1 2009	Q1 2008	% CHANGE

Local and access	805	857	(6.1%)
Long distance	278	298	(6.7%)
Data	905	903	0.2%
Video	387	356	8.7%
Equipment & other	140	154	(9.1%)

Total external revenues	2,515	2,568	(2.1%)
Inter-segment revenues	77	87	(11.5%)

Total Bell Wireline revenue	2,592	2,655	(2.4%)

Bell Wireline’s revenues totalled $2,592 million in the first quarter of 2009, down 2.4% from $2,655 million in the first quarter of 2008. Year-over-year revenue increases of $31 million in video and $2 million in data were more than offset by decreases of $52 million, $20 million and $14 million in local and access, long distance, and equipment and other, respectively.

BCE INC.  Q1 2009  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Local and access

Local and access revenues declined 6.1% in the first quarter of 2009 to $805 million from $857 million in the first quarter of 2008. The year-over-year decrease was due largely to ongoing residential NAS erosion and the related loss of revenue from optional features, as well as to discounts and other promotional incentives resulting from marketing initiatives related to our Bell Home Phone service packages and customer winback activities. Higher year-over-year business line losses and a decline in our payphone business stemming from a continued drop in usage also negatively impacted local and access revenues this quarter. The positive impact of price increases over the past year on certain basic voice products, features and Home Phone packages, as well as various other business and wholesale access services, helped to moderate the year-over-year decrease in local and access revenues this quarter. The improving quarterly trend in local and access revenue erosion can be attributed primarily to a declining number of residential local line losses, year over year, which decreased for a sixth consecutive quarter in the first quarter of 2009.
     At March 31, 2009, our combined residential and business NAS customer base totalled 7,332,000 lines (comprised of 4,153,000 residential lines and 3,179,000 business lines), compared with 7,740,000 (comprised of 4,500,000 residential lines and 3,240,000 business lines) at the end of the first quarter of 2008. This corresponds to an annualized rate of erosion on our total NAS customer base of 5.3% in the first quarter of 2009 compared with 6.6% in the first quarter of 2008. In terms of NAS lines, our net losses in the first three months of 2009 were 104,000, compared with 119,000 in the same quarter in 2008. The approximate 13% year-over-year reduction in total NAS line losses can be attributed to the effectiveness of our integrated household marketing campaign, continued solid demand for our Bell Home Phone packages, ongoing customer winbacks, and reduced losses to competitive local exchange carriers, despite ongoing aggressive competition from them for local telephone service and technology substitution. Although our residential local business is exhibiting resiliency to the economic downturn currently being experienced in Canada, the continued softening of the SMB market in Ontario and Québec contributed to higher business NAS erosion in the first quarter of 2009 which increased to 1.9% from 1.5% in the previous quarter.

Long distance

Long distance revenues decreased 6.7% in the first quarter of 2009 to $278 million from $298 million in the first quarter of 2008, due primarily to the effects of residential and business NAS erosion, technological substitution to wireless and Internet, toll competition, and pricing pressures in our business and wholesale markets. These factors contributed to an overall reduction in total minutes of usage. The increased adoption by residential customers of unlimited or large usage packages for a set monthly price instead of per-minute rates also contributed to lower long distance revenues in the first three months of 2009 compared with the same period in 2008.
     Consistent with NAS erosion and competitive substitution, total minute volumes decreased by 2.7% in the first quarter of 2009 to 2,851 million conversation minutes from 2,930 million in the first quarter of 2008. The year-over-year decline reflected lower volumes in both our consumer and SMB markets, as well as competitive pressures in wholesale. Mainly as a result of a decrease in total minutes of usage, average revenue per minute (ARPM) decreased in the first quarter of 2009 to $0.085 from $0.093 in the first quarter of 2008.

Data

Data revenues remained unchanged, increasing slightly to $905 million in the first quarter of 2009 from $903 million in the first quarter of 2008. Higher Internet services revenues were driven by an increase in the total number of high-speed Internet customer connections and higher residential ARPU, higher IP and broadband connectivity services revenue generated by business and wholesale customers, and continued ICT revenue growth from the professional and managed services businesses within our Enterprise unit. These increases were almost entirely offset by lower legacy data revenues and decreased Internet portal revenues from reduced advertising revenues as a result of the sluggish economy. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, competitive losses and continuing pricing pressures, the ongoing transfer of services by wholesale customers onto their own network facilities and decreased equipment sales to business customers who are deferring buying decisions and spending more cautiously in the context of a weaker Canadian economy.
     We added 6,000 net high-speed Internet subscribers in the first quarter of 2009 compared with 10,000 in the first three months of 2008. In addition, the year-over-year decrease in first-quarter net activations reflected reduced demand and increased deactivations among business and wholesale customers largely as a result of the current economic environment characterized by more cautious business spending and lower employment levels. This was partly offset by higher residential net activations in the first quarter of 2009, despite our competitors’ continuing aggressive acquisition offers, due mainly to improved sales in our direct channels driven by the effectiveness of our direct mail marketing activities and other targeted promotional offers that leverage our integrated household bundling strategy. At March 31, 2009, our total Internet subscriber base totalled 2,060,000, representing a 2.3% increase since the end the first quarter of 2008.

10  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Video

Video revenues increased 8.7% in the first quarter of 2009 to $387 million from $356 million in the first quarter of 2008 as a result of higher ARPU and a larger customer base. Video ARPU in the first three months of 2009 was up 6.5% year over year, increasing by $4.19 to $68.84 per month from $64.65 per month in the previous year. The year-over-year improvement in video ARPU was due mainly to price increases applied over the past year, customer upgrades to higher-priced programming packages driven partly by increased customer adoption of premium STBs, and higher rental revenue from increased STB rentals.
     We added 12,000 net new video subscribers in the first quarter of 2009, compared with 1,000 in the same period last year. The year-over-year improvement can be attributed mainly to higher sales through our direct channels largely as a result of our integrated household strategy campaigns, improved performance of our independent retail channels driven mainly by promotional offers and increased customer subscriptions from MDUs. At March 31, 2009, our video subscriber base totalled 1,864,000.
     Our video churn rate in the first quarter of 2009 remained unchanged, year over year, at 1.1%.

Equipment & other

Equipment and other revenues decreased 9.1% in the first quarter of 2009 to $140 million from $154 million in the same quarter last year, largely as a result of lower overall sales and reduced maintenance of legacy voice equipment to our SMB customers, the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008, and lower equipment sales at our Bell West unit.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment in the first quarter of 2009 was $349 million, up from $181 million in the first quarter of 2008. The year-over-year improvement was due largely to higher restructuring and other charges in the first three months of 2008 totalling $280 million, which reflected a charge recorded for uneconomic broadband expansion and costs associated with the proposed privatization of BCE Inc. This compared with restructuring and other charges of $98 million in the first quarter of 2009, incurred mainly as a result of an early retirement incentive for unionized employees and the relocation of employees and closing of real estate facilities that are no longer needed because of prior workforce reduction initiatives and moving our employees to campus environments.
     Bell Wireline’s operating income before restructuring and other in the first quarter of 2009 decreased 3.0% to $447 million from $461 million in the first quarter of 2008, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base, enterprise customer losses, and business customer migration towards IP-based networks higher cost of service at Bell TV, due mainly to higher programming costs, consistent with the year-over-year increase in video revenues, and higher cost of product as a result of increased STB sales and a lower Canadian dollar lower gross product margins resulting from reduced equipment sales to our enterprise and SMB customers higher transit and network termination costs from increased southbound call traffic to the United States higher net benefit plans cost.

These factors, which had an unfavourable impact on operating income this quarter, were partly offset by:

  higher video, Internet, broadband connectivity and ICT services revenues lower labour costs from a reduced workforce and lower compensation expense the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008 decreased bad debt expense

  lower real estate costs.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q1 2009	Q1 2008	% CHANGE

Service	986	956	3.1%
Product	83	74	12.2%

Total external revenues	1,069	1,030	3.8%
Inter-segment revenues	10	13	(23.1%)

Total Bell Wireless revenue	1,079	1,043	3.5%

BCE INC.  Q1 2009  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Bell Wireless operating revenues, comprised of network service and product revenues, grew 3.5% to $1,079 million in the first quarter of 2009 from $1,043 million in the first quarter of 2008.
     Wireless service revenue growth was relatively more modest in the first quarter of 2009 compared with previous quarters, increasing by 3.1% to $986 million. This growth was driven mainly by subscriber base expansion over the past year and significantly higher data usage. Although wireless service revenues grew year over year, the weakening quarterly trend can be attributed directly to ongoing pricing pressures from our competitors’ discount brands and the weakening Canadian economy which has adversely affected discretionary spending in both the consumer and business segments.
     Product revenues were 12.2% higher in the first quarter of 2009 at $83 million, compared with $74 million in the same quarter in 2008. The year-over-year improvement in product revenues reflected increased handset sales as well as an increase in the average handset price due to a relatively higher proportion of smartphones and other high-end data devices sold in the first quarter of 2009 compared with the same quarter last year.
     Both postpaid and prepaid ARPU in the first quarter of 2009 decreased year over year to $62.34 per month and $15.38 per month, respectively, from $64.27 per month and $16.50 per month in the first quarter of 2008. Accordingly, on a combined postpaid and prepaid basis, blended ARPU declined to $51.52 per month in the first three months of 2009 compared with $52.32 per month in the same quarter last year. Wireless ARPU is being negatively impacted by an overall decline in voice usage and roaming consistent with a weakened economy. Continued intense competitive pressures, particularly from our competitors’ discount brands, which has resulted in a higher proportion of new and existing customers subscribing to lower priced monthly rate plans with more services and in-bucket minutes included, also contributed to the decrease in wireless ARPU.
     Notwithstanding a slowing economy and increased competition from discount brands, gross wireless activations increased 4.3% to 366,000 in the first quarter of 2009 from 351,000 in the first quarter of 2008, driven primarily by higher year-over-year postpaid gross activations. Postpaid gross activations grew by 6.1% in the first three months of 2009, reflecting our promotional offers, the continuing strong demand for high-end data handsets and smartphones, and Virgin’s introduction of postpaid rate plans late in the first quarter of 2008. Prepaid gross activations increased 2.0% in the first quarter of 2009.
     Our blended churn rate for the first quarter of 2009 was unchanged year over year at 1.6%, reflecting the combined impact of lower postpaid churn and slightly higher prepaid churn. Postpaid churn decreased to 1.2% in the first quarter of 2009 from 1.3% in the first quarter of 2008, due mainly to the effectiveness of our customer retention initiatives and other service improvement strategies, while prepaid churn increased to 2.9% from 2.8% in the same respective quarters, mainly as a result of a higher number of inactive customer deactivations.
     As a result of the combined impact of higher postpaid gross activations and a lower postpaid churn rate, postpaid net activations increased 25% in the first quarter of 2009 to 35,000 from 28,000 in the first quarter of 2008. Our total wireless net activations decreased to 30,000 in the first three months of 2009 from 34,000 in the same quarter last year, due to lower prepaid net activations, which was a net loss of 5,000 in the first quarter of 2009 compared with an increase of 6,000 in the first quarter of 2008. At March 31, 2009, we provided service to 6,527,000 wireless subscribers, representing a 4.4% increase since the end of the first quarter of 2008.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $300 million in the first quarter of 2009, up 2.4% from $293 million in the first quarter of 2008. The year-over-year increase was due primarily to higher revenues, reduced roaming costs, and lower customer retention and handset upgrade costs. These factors were offset partly by:

  higher cost of product sales driven mainly by a greater volume of high-end data devices sold and a lower Canadian dollar higher network operating expenses to sustain a larger subscriber base and increased data usage increased costs to provide data content and support related services being offered higher labour expenses associated with increased headcount and variable pay compensation increased warranty and repair costs

  higher bad debt expense.

Higher subscriber acquisition costs mainly as a result of a greater number of gross activations also moderated the year-over-year improvement in wireless operating income. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses.
     Wireless cost of acquisition remained virtually unchanged year over year at $397 per gross activation in the first quarter of 2009 compared with $396 per gross activation in the first quarter of 2008, as the favourable impact of reduced marketing costs was offset by higher per-unit handset subsidies due to increased sales of high-end data devices and smartphones.

12  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q1 2009	Q1 2008	% CHANGE

Local and access	336	345	(2.6%)
Long distance	100	106	(5.7%)
Data	152	142	7.0%
Wireless	18	16	12.5%
Equipment & other	152	153	(0.7%)

Total external revenues	758	762	(0.5%)
Inter-segment revenues	70	96	(27.1%)

Total Bell Aliant revenue	828	858	(3.5%)

Bell Aliant segment revenues decreased 3.5% to $828 million in the first quarter of 2009 from $858 million in the first quarter of 2008. The year-over-year decline was due primarily to the wind-down in the operations of AMP in the third quarter of 2008 following Bell’s notification that it would terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to the continued decrease in revenues from its local and access and long distance services, which was offset largely by higher revenues from Internet, wireless and IT product sales.
     Local and access revenues decreased 2.6% in the first quarter of 2009 to $336 million from $345 million in the first quarter of 2008. This was due to a 3.9% decline in the NAS customer base since the end of the first quarter of 2008, reflecting competitive losses driven by expansion in the cable competitive footprint and substitution by other services, including wireless and VoIP services. The year-over-year revenue decline was lower than Bell Aliant’s NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. At March 31, 2009, Bell Aliant had 3,055,000 NAS in service, compared with 3,179,000 one year earlier.
     Long distance revenues were $100 million in the first quarter of 2009, down 5.7% compared with $106 million in the first quarter of 2008. The decrease was due primarily to a decline in annual long distance minutes of 3.4%, due mainly to competitive losses and technology substitution to wireless calling and IP-based services. In addition, ARPM decreased to $0.090 in the first quarter of 2009 from $0.092 in the first quarter of 2008 due to price reductions, primarily to enterprise customers, and residential customers continuing to shift away from rate-per-minute plans in favour of set-price unlimited or large usage packages.
     Data revenues increased 7.0% in the first quarter of 2009 to $152 million from $142 million in the first quarter of 2008. The improvement can be attributed primarily to higher Internet revenues driven by an 8.6% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and the flow-through of price increases over the past year. At March 31, 2009, Bell Aliant had 772,000 high-speed Internet subscribers compared with 711,000 one year earlier.
     Wireless revenues grew 12.5% in the first quarter of 2009 to $18 million from $16 million in the first quarter of 2008. The year-over-year increase was due mainly to a larger subscriber base, while ARPU remained relatively unchanged. At March 31, 2009, Bell Aliant had 114,000 wireless customers, representing an approximate 7.5% increase since the end of the first quarter of 2008.
     Equipment and other revenues decreased 0.7% in the first quarter of 2009 to $152 million from $153 million in the first quarter of 2008. The year-over-year decrease was due primarily to the wind-down in the operations of AMP, offset partly by higher IT product revenues driven mainly by a few significant business product sales to a key customer.

Bell Aliant Operating Income

Operating income at Bell Aliant was higher year over year, increasing by 2.3% to $180 million in the first quarter of 2009 from $176 million in the first quarter of 2008. The year-over-year improvement was due mainly to lower labour costs as a result of a workforce reduction program initiated in Q4 2008 to remove approximately 500 management positions in 2009 and decreased use of consultants and IT services contract labour, as well as other cost containment initiatives that resulted in reduced selling, general and administrative expenses. Lower depreciation and amortization expense and decreased net benefit plans cost also had a favourable year-over-year impact on operating income in the first quarter of 2009. These positive factors were partly offset by lower overall service revenues, higher cost of revenue resulting from increased IT-related product sales, and higher restructuring and other related to charges taken for an early retirement incentive program for eligible unionized employees.

BCE INC.  Q1 2009  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	Q1 2009	Q4 2008

Debt due within one year (1)	2,196	2,201
Long-term debt	10,133	10,099
Securitization of accounts receivable	1,273	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents	(2,363)	(3,059)

Net debt	14,009	13,316

(1) Includes bank advances and notes payable.

Net debt increased $693 million to $14,009 million in the first quarter of 2009 mainly due to:

  BCE Inc.’s repurchase and cancellation of 22.5 million outstanding common shares for $557 million under its NCIB cash dividends paid on common shares of $294 million

  obligation of $72 million for capital lease relating to our campus in Montréal.

These factors were partly offset by free cash flow of $272 million.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2009	Q1 2008

Cash flows from operating activities	924	902
Bell Aliant distributions to BCE	73	71
Capital expenditures	(590)	(551)
Other investing activities	(13)	3
Cash dividends paid on preferred shares	(28)	(35)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(90)
Bell Aliant free cash flow	(2)	4

Free cash flow	272	304
Bell Aliant undistributed free cash flow	(71)	(75)
Business acquisitions	(20)	(31)
Business dispositions	–	(10)
Going-private costs	(6)	(9)
Increase in investments	–	(2)
Net repayment/issuance of debt instruments	(6)	(37)
Cash dividends paid on common shares	(294)	(294)
Issue of common shares	1	1
Repurchase of common shares	(557)	–
Other financing activities	(10)	(12)
Cash used in discontinued operations	(7)	(11)

Net decrease in cash and cash equivalents	(698)	(176)

Cash Flows from Operating Activities

Cash flows from operating activities were $924 million in the first quarter of 2009, an increase of $22 million, or 2.4%, compared to $902 million in the first quarter of 2008. Higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost and an improvement in working capital, were partly offset by:

  an increase of $53 million in restructuring and other payments due mainly to workforce reduction initiatives an increase of $49 million in pension contributions at Bell Canada a decrease of $27 million in interest received as a result of lower interest income.

14  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Free Cash Flow

Free cash flow this quarter was $272 million, compared to free cash flow of $304 million in the first quarter of 2008. This $32 million decrease was mainly due to an increase of $39 million in capital expenditures and a $16 million decrease in cash flows in other investing activities related to payments of capitalized interest, partly offset by an increase in cash flows from operating activities of $22 million.

Capital Expenditures

Capital expenditures for BCE were $590 million in the first quarter of 2009, compared with $551 million in the first quarter of 2008. The increase was due to higher spending at both Bell and Bell Aliant. As a percentage of revenues, capital expenditures for BCE increased to 13.6% in the first quarter of 2009 from 12.6% in the first quarter of 2008.
     At Bell, capital expenditures increased 5.7% in the first quarter of 2009 to $482 million from $456 million in the first quarter of 2008, corresponding to capital intensity ratios of 13.3% and 12.5%, respectively. The year-over-year increase was mainly the result of new investments in both our wireless and wireline broadband networks, including the deployment of an HSPA 3G wireless network that is expected to be in place nationally by early 2010, the rollout of high-speed fibre access directly to residential neighbourhoods and to new condominiums and other MDUs throughout the Québec-Windsor corridor, as well as speed and capacity enhancements to our IP backbone network infrastructure. This was offset partly by lower expenditures to maintain our legacy network infrastructure, reduced IT project-related spending on system upgrades, office equipment and process improvements, and less capital spent to support business customers.
     Bell Aliant’s capital expenditures in the first three months of 2009 increased 13.7% to $108 million, compared with $95 million in the first quarter of the previous year, mainly as a result of spending related to a long-term agreement with Bell to provide an enhanced transport network connecting Bell Mobility’s cell sites in Atlantic Canada and regions of Québec and Ontario.

Business Acquisitions

We invested $20 million in the first quarter of 2009, principally a deposit on our agreed purchase of The Source, compared to $31 million in the first quarter of 2008 in various business acquisitions.

Debt Instruments

We repaid $94 million of debt, net of issuances in the first quarter of 2009. We repaid $102 million of debt, net of issuances, in the first quarter of 2008.

Cash Dividends Paid on Common Shares

In the first quarter of 2009, we paid a dividend of $0.365 per common share which was equal to the dividend paid in the first quarter of 2008.

Repurchase of Common Shares

In the first quarter of 2009, BCE Inc. cancelled 22.5 million of its outstanding common shares for a total cash outlay of $557 million under the NCIB program which began in December 2008. No common shares were repurchased in the first quarter of 2008.

CREDIT RATINGS

Our key credit ratings at May 6, 2009 remain unchanged from those described in the BCE 2008 MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2008 MD&A.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 35 to 45 of the BCE 2008 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2008 AIF.

BCE INC.  Q1 2009  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Lawsuits Related to Bell Canada

Class Action Concerning Bell TV Late Payment Charges

As discussed in more detail in the BCE 2008 AIF, on February 12, 2008, the Ontario Superior Court certified as a class proceeding the plaintiff’s action against Bell TV seeking the repayment of certain interest and late payment fees as well as the payment of punitive damages. The plaintiff alleges that the interest and late payment fees charged by Bell TV are in excess of the effective annual rate of interest permitted by the Criminal Code (Canada).
     On September 15, 2008, the Ontario Superior Court heard motions for summary judgments brought on behalf of Bell TV and on behalf of the plaintiff. The issue on both motions was whether the administrative fees charged by Bell TV were “interest” as defined in section 347 of the Criminal Code. The Ontario Superior Court granted the plaintiff’s motion and dismissed Bell TV’s motion. In so doing, the court found that the administrative fees were “interest” as defined in section 347 of the Criminal Code.
     Bell TV has appealed to the Ontario Court of Appeal from these two summary judgements. These two appeals were heard together on April 29, 2009.
     Please see the section Legal Proceedings of the BCE 2008 AIF for a more complete description of the above-mentioned legal proceeding and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2008 MD&A under the section Our Regulatory Environment at pages 56 to 62 of the BCE 2008 Annual Report filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2008 MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2008 MD&A, the CRTC issued in 2008 Telecom Decisions 2008-1 and 2008-21, approving the use of deferral account funds to extend broadband service to an additional 86 communities in Ontario and Québec. The CRTC also directed Bell Canada to rebate any balance remaining in its deferral account to residential customers in urban, non-high-cost serving areas of Bell Canada and Bell Aliant, and to file proposals to rebate such funds.
     Bell Canada’s accumulated deferral account commitment at March 31, 2009 was estimated to be $152 million. This estimate takes into account the estimated deferral account drawdown associated with the CRTC-approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. The annualized recurring amount in Bell Canada’s deferral account is estimated at $16.3 million. The clearing of the deferral account is subject to CRTC approval. On October 30, 2008, the CRTC issued Telecom Order 2008-305 directing Bell Canada and Bell Aliant to implement rate reductions effective December 1, 2008 to clear Bell Canada’s annualized recurring amount. On December 1, 2008, Bell Canada filed an application to review and vary Telecom Order 2008-305, arguing that its obligation is limited to $11.7 million. On April 23, 2009, the CRTC issued Telecom Decision 2009-213 in which it varied its determinations in Telecom Order 2008-305 and reduced Bell Canada’s obligation. The CRTC directed Bell Canada and Bell Aliant to implement rate reductions and issue revised tariff pages on June 1, 2009 for the affected services. The implementation of the CRTC’s directives will clear Bell Canada’s annualized recurring amount. As of March 31, 2009, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.
     The issues of rebates and broadband expansion using deferral account funds were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services.
     By order of the Federal Court of Appeal, Telecom Decision 2006-9 was stayed, effectively suspending the disposition of deferral account funds, except for funds for the improvement of accessibility to communications services for persons with disabilities.
     In March 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. In May 2008, Bell Canada and TELUS filed applications seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision regarding rebates. Also in May 2008, the consumer groups filed a leave to appeal application with the Supreme Court of Canada related to the Federal Court of Appeal’s decision to permit the use of deferral account funds for broadband expansion.

16  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     On September 25, 2008, the Supreme Court of Canada approved the leave to appeal applications filed by each of Bell Canada, the consumer groups and TELUS. The Supreme Court also approved the extension of the stay of Telecom Decision 2006-9, as it relates to the use of deferral account funds for broadband expansion and rebates, until it issues its final decisions on the appeals that it has agreed to hear. These appeals were heard on March 26, 2009 and the Supreme Court’s decisions are expected to be issued later this year.

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2008 MD&A, on March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some. In a series of applications filed in May 2008, each of Bell Canada, Bell Aliant, Télébec, Saskatchewan Telecommunications and MTS Allstream Inc. requested that the CRTC review and vary certain portions of Telecom Decision 2008-17. On June 19, 2008, Cybersurf Corp. filed an application requesting that the CRTC require incumbent telephone companies to provide wholesale DSL services at speeds equivalent to all their retail wireline Internet offerings or determine the conditions under which these should be made available to competitors. On December 11, 2008, the CRTC issued several decisions denying the review and vary requests made by the incumbent telephone companies, and issued as well, Telecom Decision 2008-117, approving in part Cybersurf Corp.’s DSL application requiring incumbent telephone companies to provide wholesale DSL services at speeds equivalent to their retail wireline Internet offerings where there is demand by a competitor. On January 26, 2009, the CRTC issued Telecom Regulatory Policy 2009-34, in which it initiated a proceeding to consider issues regarding the appropriate configuration, classification and feasibility of an unbundled ADSL service for use by competitors.
     On January 13, 2009, Cybersurf Corp. filed an application seeking an order requiring incumbent telephone companies to provide wholesale DSL speeds equivalent to all their retail wireline Internet offerings, including those with a fibre component. On March 3, 2009, the CRTC issued Telecom Order 2009-111 in which it ruled that the requirement to provide DSL speeds equivalent to retail wireline Internet offerings applies to all retail wireline Internet services provided over a path which includes copper facilities. This means that the requirement applies to our FTTN network. On March 11, 2009, Bell Canada and Bell Aliant, and separately TELUS, filed petitions with the Governor-in-Council requesting the rescission of Telecom Decision 2009-111 and the variation of Telecom Decision 2008-117. In their petition, Bell Canada and Bell Aliant asked the Governor-in-Council to confirm that investment in next generation networks and the connectivity that facilitates higher speed Internet access to Canadians should be encouraged as a matter of policy. Bell Canada and Bell Aliant argued that the requirement to provide aggregated wholesale DSL services at speeds equivalent to their retail Internet offerings should be limited to those services which are provided entirely over copper facilities for the access portion of the network, while TELUS argued that the requirement should apply only to those services in existence at the release of Telecom Decision 2008-117. Also, on March 11, 2009, MTS Allstream Inc. filed a petition with the Governor-in-Council requesting the reconsideration of Telecom Decision 2008-118 and Telecom Regulatory Policy CRTC 2009-34, seeking the reclassification of wholesale Ethernet and ADSL services to essential, one of the six services categories established in Telecom Decision 2008-17, reducing the rates for those services. The Governor-in-Council sought comments regarding these petitions by May 4, 2009.

BROADCASTING ACT

Bell TV

As discussed in more detail in the BCE 2008 MD&A, the CRTC initiated a public process intended to review the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100 in which it established its new regulatory frameworks for broadcast undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The CRTC rejected the over-the-air broadcasters’ fee-for-carriage proposal which would have required cable and satellite operators to pay for the right to carry local signals. However, the CRTC determined that cable and satellite operators will be required to contribute 1% of their annual revenue to a new local programming improvement fund (LPIF) administered by an independent third party chosen by the Canadian Association of Broadcasters.
     On March 27, 2009, the CRTC announced that it would re-examine the LPIF in its consultation on licence renewals for private conventional television stations to determine if the 1% contribution will provide sufficient support for local programming in non-metropolitan markets, either on a short-term or longer-term basis. At the same time, and in light of the impact of the current economic uncertainty on broadcasters, the CRTC announced that it would again address the issue of fee-for-carriage for local signals as part of its spring 2010 licence renewal process.

BCE INC.  Q1 2009  QUARTERLY REPORT  17

Management’s Discussion and Analysis

RADIOCOMMUNICATION ACT

Wireless and Radio Towers

As discussed in more detail in the BCE 2008 MD&A, on February 29, 2008, Industry Canada issued its conditions of licence for mandated roaming and antenna tower and site sharing and to prohibit exclusive site arrangements. On November 21, 2008, the conditions of licence came into effect, incorporating the arbitration rules and procedures issued on the same day. As noted by Industry Canada, the revised conditions of licence are intended to facilitate competitive entry into the Canadian wireless market and, taken collectively, are intended to result in increased competition. On April 14, 2009, Industry Canada issued its guidelines for compliance with its conditions of licence for mandated roaming and antenna tower and site sharing. The guidelines outlined the content which should be included in requests for preliminary tower and cell site information, and established the time lines for licensee response. Industry Canada also clarified its tower space reservation considerations with respect to licensee’s future requirements and third party contracts; as well as its site access and confidentiality requirements. Due to the nature and number of uncertainties that remain concerning mandated tower sharing, we are unable to estimate the potential impact of the revised conditions of licence on our business at this time.

Consultation on the Renewal of Cellular and PCS Spectrum Licences

Spectrum licences are issued with a 10-year term. Bell Mobility holds a number of cellular and PCS spectrum licences that expire in 2011 and that are used for providing cellular and PCS services. Industry Canada’s policy for spectrum licences is to hold consultations two years prior to licence expiry to consider the renewal terms of existing licences as well as the conditions that will apply. Accordingly, on March 25, 2009, Industry Canada initiated a consultation to consider the renewal of those cellular and PCS spectrum licences which expire in 2011. The proposed renewal conditions of licence include retention of the 10-year licence term and elimination of the implementation of spectrum usage requirement. Industry Canada has also indicated that the current research and development investment requirement is under active consideration in the concurrent consultation regarding changes to Canada’s spectrum auction framework (see below Consultation on Revisions to the Framework for Spectrum Auctions in Canada).
     Industry Canada has stated its intention to initiate a separate study to assess the current market value of cellular and PCS spectrum. This study will include an international fee comparison and a review of prices paid for similar spectrum in Canada. The study has the potential to significantly impact Bell Mobility’s cost of spectrum. Comments are due by May 29, 2009 and reply comments are due by June 30, 2009. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Consultation on Revisions to the Framework for Spectrum Auctions in Canada

On April 8, 2009, Industry Canada initiated the previously announced consultation regarding, among other issues, the renewal of long-term spectrum licences. The consultation, which considers changes to the 2001 Framework for spectrum auctions in Canada, invites comments on: the use of auction types other than the currently used simultaneous multiple-round ascending auction format; the use of auctions to award satellite licences; restructuring the tier service areas for licensing so as to distinguish between rural and urban areas; and on the continued need for the condition of licence requiring that licensees invest a percentage of their adjusted gross revenues in research and development.
     Industry Canada’s consultation also invites comments on the renewal of long-term, or 10-year, auctioned and non-auctioned spectrum licences including Industry Canada’s proposal to apply licence fees to subsequent terms beyond the initial 10-year term. Industry Canada also seeks comments on its proposal that licence fees, applicable in subsequent renewal terms, be based on an estimation of the market value of the spectrum in question. Industry Canada has stated that market value could be estimated by considering fees for similar spectrum in Canada, the fees charged for similar spectrum in other jurisdictions, or as reflected in the prices paid at auction for similar spectrum. Determining the market value of spectrum will likely be a contentious issue and could significantly affect the cost of spectrum for all carriers, including Bell Mobility. Comments are due by June 15, 2009 and reply comments are due by July 15, 2009. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Consultation on Transition to Broadband Radio Services (BRS) in the Band 2500-2690 MHz

In March 2009, Industry Canada issued its long anticipated consultation which addresses issues surrounding the implementation of mobile service in the 2500 MHz band. The consultation is the next phase in Industry Canada’s 2006 2500 MHz policy which enables use of the Bell-Rogers Inukshuk spectrum for mobile services, provided that approximately one third of the licensed (fixed-use) spectrum is returned to Industry Canada. Among other things, the consultation addresses whether to apply a firm transition date to existing multipoint communication system (MCS) and multipoint distribution service (MDS) licences, the criteria to be used when issuing BRS licences, treatment of incumbents and proposed licence conditions applicable to BRS licences. Regarding licence fees, Industry Canada indicated its intention to consult on a new licence fee regime that will apply to BRS licences. The consultation also indicates that a forthcoming stakeholder proposal development (SPD) process will facilitate discussions among incumbents

18  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

with the goal of developing proposals for an internationally compatible band plan for BRS. Comments in response to Industry Canada’s consultation are due June 15, 2009 with reply comments due July 17, 2009. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusion will have on our operations and results.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

Forward-looking statements made in the BCE 2008 MD&A, as updated in this MD&A, are based on a number of assumptions for 2009 that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A, we believe are still reasonable as at the date of this MD&A and have not substantially changed. In the BCE 2008 MD&A, we outlined the principal assumptions for 2009 that we made in the preparation of forward-looking statements contained therein. These assumptions included the following:

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Canadian GDP to decrease by approximately 1%, compared to 2008, consistent with estimates by the six major banks in Canada the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%

  the Consumer Price Index as estimated by Statistics Canada to decline from 2008 levels to the range of 1.0% to 1.5%.

CANADIAN MARKET ASSUMPTIONS

  revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions slower Internet and video market growth than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers on actively selling these services and supporting the product category wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

OPERATIONAL AND FINANCIAL ASSUMPTIONS CONCERNING BELL CANADA (EXCLUDING BELL ALIANT)

  many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers reduced housing starts and residential moves to contribute to reduced customer turnover

  Enterprise market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending the softening of the Ontario and Québec SMB market to continue with the potential to drive business NAS erosion higher more conservative investments by Enterprise customers to result in lower capital spending requirements to support business customers the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially as soon as the second half of 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time residential NAS losses to decline in 2009 compared to 2008

  Bell’s revenue outlook was derived in the context of a worsening economy

  Bell’s total net benefit plans cost and employee benefit plans funding to increase

  Bell’s capital intensity targeted at levels slightly lower than 2008

  Bell to continue to invest in extending its fibre network

  Bell’s 100-day plan and other identified cost reduction opportunities to deliver additional annualized cost savings compared to those achieved in 2008.

BCE INC.  Q1 2009  QUARTERLY REPORT  19

Management’s Discussion and Analysis

FINANCIAL ASSUMPTIONS CONCERNING BCE

  restructuring and other charges targeted at levels similar to 2008 depreciation and amortization expense essentially unchanged when compared to 2008

  BCE’s effective tax rate to decrease compared to 2008

  relatively stable cash taxes given the accelerated utilization of Bell’s investment tax credit carry-forwards

  EPS to be positively impacted by the previously announced NCIB.

ASSUMPTIONS ABOUT TRANSACTIONS

  BCE Inc. to repurchase up to 5% of its common shares under its previously announced NCIB the permanent repayment of long-term debt maturing in 2009.

Please see the sections entitled Business Outlook and Assumptions Made in the Preparation of Forward-Looking Statements in the BCE 2008 MD&A at pages 26 to 27 and page 63, respectively, of the BCE 2008 Annual Report for a more complete description of the above and other assumptions for 2009 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

UPDATES TO THE DESCRIPTION OF ASSUMPTIONS

The following are significant updates to the description of assumptions contained in the sections entitled Business Outlook and Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2008 MD&A. For ease of reference, the updates to the description of assumptions below have been presented under the same headings as in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2008 MD&A.

Assumptions about Transactions

On May 5, 2009, BCE Inc. completed the last purchase of common shares under its NCIB, which was approved by the Toronto Stock Exchange on December 19, 2008. During that period, BCE Inc. purchased for cancellation 40 million common shares, the maximum number of common shares it was entitled to repurchase under the NCIB, at an average price of approximately $24.65 per share.

Risks That Could Affect our Business and Results

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2008 MD&A we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2008 MD&A included risks associated with:

  general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results increased contributions to employee benefit plans

  our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software events affecting the ability of third-party suppliers to provide to us essential products and services labour disruptions

  the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand events affecting the operations of our service providers operating outside Canada our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and to fund capital and other expenditures our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies

20  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

  regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends stock market volatility

  depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained

  Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada health concerns about radio frequency emissions from wireless devices delays in completion of the HSPA overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS to achieve cost efficiencies and reduce deployment risks the timing and completion of the proposed acquisitions of national electronics retailer The Source and of the equity of Virgin not already owned are subject to closing conditions and other risks and uncertainties loss of key executives.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2008 MD&A at pages 63 to 68 of the BCE 2008 Annual Report, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2008 MD&A, at pages 53 to 62 of the BCE 2008 Annual Report, for a more complete description of the above-mentioned and other risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order as in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 MD&A.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors including future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

As discussed in more detail in the BCE 2008 MD&A, our estimated funding requirements for 2009 assumed the passing into law of the temporary funding relief proposed by the Canadian federal government in November 2008 allowing solvency deficits that arose during 2008 to be amortized over 10 years, instead of the usual five years, subject to meeting certain criteria. These temporary relief measures were included in the last Federal Budget that was adopted by Parliament in 2009. Regulations providing clarification and application details of this relief are not yet finalized.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

The collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 190 operators expired on November 24, 2008. Negotiations began in January 2009. On April 24, 2009, the employees approved a new collective agreement which is scheduled to be signed on May 8, 2009 and is valid until November 24, 2013.
     The collective agreement between the CEP and Bell Canada covering approximately 7,900 clerical and associated employees will expire on May 31, 2009. A notice to bargain was received by Bell Canada on April 1, 2009 and bargaining is expected to start in early May 2009.
     The collective agreements between the CEP and Bell Technical Solutions Inc. covering approximately 1,720 and 1,040 craft and services employees in Ontario and Québec, respectively, expired on May 6, 2009. Bargaining for renewal of the collective agreements started during the month of March 2009 and is ongoing.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

Bell Canada has entered into a new $1.4 billion unsecured credit facility with a syndicate of financial institutions effective May 7, 2009. This new three-year committed credit facility will replace the current BCE Inc. and Bell Canada credit facilities, which mature in August 2009 and are substantially undrawn, other than letters of credit in the amount of $267 million. The new credit facility may be used for general corporate purposes, including the support of Bell Canada’s commercial paper program.

BCE INC.  Q1 2009  QUARTERLY REPORT  21

Management’s Discussion and Analysis

The expected timing and completion of the proposed acquisition by Bell Mobility of the equity of Virgin not already owned is subject to closing conditions and other risks and uncertainties.

The expected timing and completion of the proposed acquisition by Bell Mobility of the equity of Virgin not already owned is subject to closing conditions and other risks and uncertainties including, without limitation, any required regulatory approval or expiry of any required regulatory waiting period. Accordingly, there can be no assurance that the proposed acquisition by Bell Mobility will occur, or that it will occur in accordance with the timetable that is currently contemplated. There can also be no assurance that the strategic and competitive benefits expected to result from the transaction will be realized.

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (AcSB) issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011.
     The following information is presented pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Progress towards completion of our IFRS changeover plan

Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of March 31, 2009. Refer to page 72 of our 2008 Annual Report for a description of our changeover plan. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

22  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Design of solutions to resolve the more significant differences, either in terms of financial or business process impacts, is dealt with first and is progressing; assessment is ongoing for less significant differences

Evaluation and selection of accounting policy alternatives is ongoing

Training and communication

Provide training to affected employees of operating units, management and the board of directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general awareness training to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party subject matter experts are reviewing our assessments and assisting in the transition

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	IFRS differences with system impacts identified and design of solutions underway Dual record-keeping solution design is underway

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

		Changes completed by the third quarter of 2010	IFRS differences with potential impacts on contractual arrangements and compensation plans identified

Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun Project steering committee, including Investor Relations, has been assembled and is engaged

BCE INC.  Q1 2009  QUARTERLY REPORT  23

Management’s Discussion and Analysis

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell.

BCE	Q1 2009	Q1 2008

Operating income	829	650
Depreciation and amortization of intangible assets	819	818
Restructuring and other	109	283

EBITDA	1,757	1,751

BELL	Q1 2009	Q1 2008

Operating income	649	474
Depreciation and amortization of intangible assets	678	665
Restructuring and other	99	283

EBITDA	1,426	1,422

BELL WIRELINE	Q1 2009	Q1 2008

Operating income	349	181
Depreciation and amortization of intangible assets	545	551
Restructuring and other	98	280

EBITDA	992	1,012

BELL WIRELESS	Q1 2009	Q1 2008

Operating income	300	293
Depreciation and amortization of intangible assets	133	114
Restructuring and other	1	3

EBITDA	434	410

24  BCE INC.  Q1 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q1 2009	Q1 2008

Operating income	829	650
Restructuring and other	109	283

Operating income before restructuring and other	938	933

BELL	Q1 2009	Q1 2008

Operating income	649	474
Restructuring and other	99	283

Operating income before restructuring and other	748	757

BELL WIRELINE	Q1 2009	Q1 2008

Operating income	349	181
Restructuring and other	98	280

Operating income before restructuring and other	447	461

BELL WIRELESS	Q1 2009	Q1 2008

Operating income	300	293
Restructuring and other	1	3

Operating income before restructuring and other	301	296

ADJUSTED NET EARNINGS

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net losses (gains) on investments.
     We use Adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

		Q1 2009		Q1 2008

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	377	0.48	258	0.32
Restructuring and other	70	0.09	197	0.25
Net (gains) losses on investments	(1)	0.00	2	0.00

Adjusted net earnings	446	0.57	457	0.57

BCE INC.  Q1 2009  QUARTERLY REPORT  25

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2009	Q1 2008

Cash flows from operating activities	924	902
Bell Aliant distributions to BCE	73	71
Capital expenditures	(590)	(551)
Other investing activities	(13)	3
Dividends paid on preferred shares	(28)	(35)
Distributions paid by subsidiaries to non-controlling interest	(92)	(90)
Bell Aliant free cash flow	(2)	4

Free cash flow	272	304

26  BCE INC.  Q1 2009  QUARTERLY REPORT

Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	NOTE	2009	2008

Operating revenues		4,342	4,360

Cost of revenue, exclusive of depreciation and amortization		(1,097)	(1,059)
Selling, general and administrative expenses		(1,488)	(1,550)
Depreciation		(626)	(623)
Amortization of intangible assets		(193)	(195)
Restructuring and other	3	(109)	(283)

Total operating expenses		(3,513)	(3,710)

Operating income		829	650
Other income		2	22
Interest expense		(191)	(198)

Pre-tax earnings from continuing operations		640	474
Income taxes		(147)	(109)
Non-controlling interest		(82)	(74)

Earnings from continuing operations		411	291
Discontinued operations		(5)	(2)

Net earnings		406	289
Dividends on preferred shares		(29)	(31)

Net earnings applicable to common shares		377	258

Net earnings per common share – basic
Continuing operations		0.48	0.32
Discontinued operations		–	–
Net earnings		0.48	0.32
Net earnings per common share – diluted
Continuing operations		0.48	0.32
Discontinued operations		–	–
Net earnings		0.48	0.32
Dividends per common share		0.385	0.365
Average number of common shares outstanding – basic (millions)		788.3	805.3

BCE INC.  Q1 2009  QUARTERLY REPORT  27

Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2009	2008

Net earnings	406	289
Other comprehensive income – net of income taxes and non-controlling interest
Net change in unrealized gains on available-for-sale financial assets	59	43
Net change in unrealized gains on derivatives designated as cash flow hedges	1	8
Net change in unrealized gains (losses) on currency translation adjustment (CTA)	3	(1)

Other comprehensive income	63	50

Comprehensive income	469	339

Consolidated Statements of Deficit

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2009	2008

Balance at beginning of period		(1,468)	(1,679)
Net earnings		406	289
Dividends declared on preferred shares		(29)	(31)
Dividends declared on common shares		(302)	(294)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	6	(152)	–

Balance at end of period		(1,545)	(1,715)

28  BCE INC.  Q1 2009  QUARTERLY REPORT

Consolidated Balance Sheets

		MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2009	2008

ASSETS

Current assets
Cash and cash equivalents		2,363	3,059
Accounts receivable		1,678	1,837
Future income taxes		88	86
Inventory		268	272
Prepaid and other expenses		443	304
Current assets of discontinued operations		31	20

Total current assets		4,871	5,578

Capital assets
Property, plant and equipment		19,255	19,407
Finite-life intangible assets		2,701	2,697
Indefinite-life intangible assets		3,710	3,697

Total capital assets		25,666	25,801

Other long-term assets		2,662	2,613
Goodwill		5,663	5,659
Non-current assets of discontinued operations		14	12

Total assets		38,876	39,663

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,145	3,538
Interest payable		167	139
Dividends payable		345	337
Debt due within one year		2,196	2,201
Current liabilities of discontinued operations		25	12

Total current liabilities		5,878	6,227

Long-term debt		10,133	10,099
Other long-term liabilities		4,908	4,946

Total liabilities		20,919	21,272

Non-controlling interest		1,072	1,080

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	6	13,148	13,525
Treasury stock	6	(95)	(86)
Contributed surplus		2,505	2,531
Accumulated other comprehensive income		102	39
Deficit		(1,545)	(1,468)

Total common shareholders’ equity		14,115	14,541

Total shareholders’ equity		16,885	17,311

Total liabilities and shareholders’ equity		38,876	39,663

BCE INC.  Q1 2009  QUARTERLY REPORT  29

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2009	2008

Cash flows from operating activities
Net earnings		406	289
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		(5)	(2)

Earnings from continuing operations		411	291
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		819	818
Net benefit plans cost	5	88	71
Restructuring and other	3	109	283
(Gains) losses on investments		(2)	2
Future income taxes		(13)	(67)
Non-controlling interest		82	74
Contributions to employee pension plans	5	(92)	(44)
Other employee future benefit plan payments	5	(24)	(23)
Payments of restructuring and other		(77)	(24)
Operating assets and liabilities		(377)	(479)

Cash flows from operating activities		924	902

Cash flows used in investing activities
Capital expenditures		(590)	(551)
Business acquisitions		(20)	(31)
Business dispositions		–	(10)
Going-private costs		(6)	(9)
Increase in investments		–	(2)
Other investing activities		(13)	3

Cash flows used in investing activities		(629)	(600)

Cash flows used in financing activities
Increase in notes payable and bank advances		88	65
Repayment of long-term debt		(94)	(102)
Issue of common shares		1	1
Repurchase of common shares	6	(557)	–
Cash dividends paid on common shares		(294)	(294)
Cash dividends paid on preferred shares		(28)	(35)
Cash distributions paid by subsidiaries to non-controlling interest		(92)	(90)
Other financing activities		(10)	(12)

Cash flows used in financing activities		(986)	(467)

Cash flows used in continuing operations		(691)	(165)
Cash flows used in discontinued operations activities		(7)	(11)

Net decrease in cash and cash equivalents		(698)	(176)
Cash and cash equivalents at beginning of period		3,063	2,658

Cash and cash equivalents at end of period		2,365	2,482

Consists of:
Cash and cash equivalents of continuing operations		2,363	2,477
Cash and cash equivalents of discontinued operations		2	5

Total		2,365	2,482

30  BCE INC.  Q1 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2008, on pages 78 to 120 of BCE Inc.’s 2008 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

Note 2. Segmented Information

The following table is a summary of financial information by segment for the last two years.

FOR THE THREE MONTHS ENDED MARCH 31		2009	2008

Operating revenues

Bell Wireline	External customers	2,515	2,568
	Inter-segment	77	87

		2,592	2,655

Bell Wireless	External customers	1,069	1,030
	Inter-segment	10	13

		1,079	1,043

Inter-segment eliminations – Bell		(48)	(58)

Bell		3,623	3,640

Bell Aliant	External customers	758	762
	Inter-segment	70	96

		828	858

Inter-segment eliminations – BCE		(109)	(138)

Total operating revenues		4,342	4,360

Operating income

Bell Wireline		349	181
Bell Wireless		300	293

Bell		649	474
Bell Aliant		180	176

Total operating income		829	650
Other income		2	22
Interest expense		(191)	(198)
Income taxes		(147)	(109)
Non-controlling interest		(82)	(74)

Earnings from continuing operations		411	291

BCE INC.  Q1 2009  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

Note 3. Restructuring and Other

FOR THE THREE MONTHS ENDED MARCH 31	2009	2008

Employee costs
Bell	(57)	(17)
Bell Aliant	(9)	–
Real estate
Bell	(33)	6

Total restructuring costs	(99)	(11)
Other charges	(10)	(272)

Total restructuring and other	(109)	(283)

The liability for restructuring costs at March 31, 2009 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2008	205	66	271
Employee costs	57	9	66
Real estate	33	–	33
Less: Cash payments	(57)	(19)	(76)

Balance at March 31, 2009	238	56	294

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  employee termination charges related to voluntary and involuntary workforce reduction initiatives. Included in the 2009 charge of $57 million is $50 million relating to the voluntary early retirement plan.

  real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy, and lease buyout costs related to our plan to relocate employees to campus environments in Calgary, Toronto and Montréal. Our cumulative expense since 2004 as a result of workforce reduction initiatives is $223 million and since 2007 for costs related to campus moves is $93 million. Included in 2009 real estate costs of $33 million are charges of $5 million related to workforce reduction initiatives and $28 million to relocate employees to campus environments.

We expect to incur additional real estate costs as a result of these initiatives:

  approximately $36 million to relocate employees and close additional real estate facilities as a result of workforce initiatives, which will be expensed as incurred in our Bell Wireline segment approximately $12 million for relocation costs and $10 million for lease vacancy and buyout costs related to the campus moves, which will be expensed as incurred in our Bell Wireline segment with payments extending to 2024.

OTHER CHARGES

We recorded other charges of $272 million in 2008 related primarily to $236 million accrued in other long-term liabilities for the CRTC’s decision on the use of deferral account funds for the uneconomic expansion of broadband service, and to employee retention costs and other costs associated with the closing of the privatization transaction.

32  BCE INC.  Q1 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 4. Stock-Based Compensation Plans

STOCK OPTIONS

The following table summarizes stock options outstanding at March 31, 2009.

				WEIGHTED AVERAGE GRANT DATE FAIR VALUE ($)		WEIGHTED AVERAGE EXERCISE PRICE ($)

	NUMBER OF OPTIONS

	NON- VESTED	VESTED	TOTAL	NON- VESTED	VESTED	NON- VESTED	VESTED	TOTAL

Outstanding, January 1, 2009	3,476,250	11,550,638	15,026,888	$4	$6	$29	$34	$33
Granted	–	–	–	–	–	–	–	–
Exercised	–	(76,323)	(76,323)	–	–	–	$17	$17
Vested	(898,750)	898,750	–	$4	$4	$31	$31	–
Forfeited	(35,000)	(1,690,572)	(1,725,572)	$4	$6	$31	$35	$35

Outstanding, March 31, 2009	2,542,500	10,682,493	13,224,993	$4	$5	$28	$34	$33

For the three months ended March 31, 2009 and March 31, 2008, we recorded compensation expense for stock options of $1 million and $2 million, respectively.

RESTRICTED SHARE UNITS (RSUs)

The following table summarizes RSUs outstanding at March 31, 2009.

NUMBER OF RSUs

Outstanding, January 1, 2009	5,033,924
Granted	1,970,105
Dividends credited	104,989
Forfeited	(103,115)

Outstanding, March 31, 2009	7,005,903

For the three months ended March 31, 2009 and March 31, 2008, we recorded compensation expense for RSUs of $23 million and $12 million, respectively.

Note 5. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

FOR THE THREE MONTHS ENDED MARCH 31	2009	2008

Pension benefits:
DB plans cost	(58)	(32)
DC plans cost	(12)	(13)
Other future benefits cost	(18)	(26)

Net benefit plans cost (1)	(88)	(71)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

BCE INC.  Q1 2009  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

Note 5. Employee Benefit Plans (continued)

DB PLANS COST

		PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2009	2008	2009	2008

Current service cost	(44)	(66)	(2)	(3)
Interest cost on accrued benefit obligation	(223)	(216)	(25)	(25)
Expected return on plan assets	220	256	3	3
Amortization of past service costs	(1)	(1)	7	7
Amortization of net actuarial losses	(21)	(7)	(1)	(7)
Amortization of transitional asset	1	1	–	–
Decrease (increase) in valuation allowance	10	(1)	–	–
Other	–	2	–	(1)

DB plans cost	(58)	(32)	(18)	(26)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

		PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2009	2008	2009	2008

Bell Canada	(63)	(16)	(22)	(21)
Bell Aliant	(29)	(28)	(2)	(2)

Total	(92)	(44)	(24)	(23)

Comprised of:
Contributions to DB plans	(80)	(31)	(24)	(23)
Contributions to DC plans	(12)	(13)	–	–

Note 6. Share Capital

NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008 NCIB program. During the three months ended March 31, 2009, BCE Inc. has repurchased a total of 23.0 million common shares, including 4.0 million common shares recorded as treasury stock.
     The following table summarizes the NCIB activity for the periods noted.

	DECEMBER 31, 2008	TOTAL COST	MARCH 31, 2009	TOTAL COST

Opening Balance	–	–	3.5	86
Shares repurchased (millions)	7.5	178	23.0	566
Shares cancelled	(4.0)	(92)	(22.5)	(557)

Ending Balance – Treasury Stock	3.5	86	4.0	95

Of the total cost, $378 million represents stated capital and reduced the total value of common shares and $27 million reduced the contributed surplus attributable to these common shares. The remaining $152 million was charged to the deficit.
     Including the 7.5 million common shares repurchased in 2008, BCE Inc. has repurchased a total of 30.5 million common shares under the NCIB, representing approximately 76% of the total common shares targeted for repurchase.

34  BCE INC.  Q1 2009  QUARTERLY REPORT

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This document has been filed by BCE Inc.
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Commission. It can be found on BCE Inc.’s
website at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR at
www.sec.gov or is available upon
request from:

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For additional copies of these
statements, please call
1-888-932-6666.

Pour obtenir un exemplaire
de la version française de ce document,
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please contact:

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